Exhibit 99.1

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

OCTOBER 13, 1992

AND

AS AMENDED AND RESTATED AS OF APRIL 28, 2022

BETWEEN

TRANSALTA CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

NOTICE TO READER

At the Annual and Special Meeting of the Shareholders of TransAlta Corporation (the “Company”) to be held on April 28, 2022 and all postponements and adjournments thereof (the “Meeting”), the shareholders of the Company will be asked to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution ratifying, confirming and approving the amendment, restatement and continuation of the Company’s amended and restated shareholder rights plan substantially in the form and on the terms of this Amended and Restated Shareholder Rights Plan Agreement. Further information relating to this Amended and Restated Shareholder Rights Plan Agreement, as well as the full text of the ordinary resolution shareholders are being asked to consider, is contained in the Company’s Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 18, 2022 prepared in connection with the Meeting available under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Appended as Appendix “A” to this form of Amended and Restated Shareholder Rights Plan Agreement is a copy marked to show the changes made to the Company’s existing Shareholder Rights Plan Agreement dated as of October 13, 1992 and as amended and restated as of April 26, 2019, between the Company and AST Trust Company (Canada), as rights agent, which was filed on SEDAR under the Company’s issuer profile on April 26, 2019 under the filing category “other securityholders documents” and which was last reconfirmed, ratified and approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on April 26, 2019.

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT
TABLE OF CONTENTS

Article 1	INTERPRETATION	2

1.1	Certain Definitions	2
1.2	Currency	18
1.3	Headings	18
1.4	Number and Gender	18
1.5	References to this Agreement	18
1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	18
1.7	Acting Jointly or in Concert	19
1.8	Generally Accepted Accounting Principles	19

Article 2	THE RIGHTS	19

2.1	Legend on Certificates	19
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	20
2.3	Adjustments to Exercise Price; Number of Rights	24
2.4	Date on Which Exercise Is Effective	28
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	29
2.6	Registration, Transfer and Exchange	29
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	30
2.8	Persons Deemed Owners of Rights	31
2.9	Delivery and Cancellation of Certificates	31
2.10	Agreement of Rights Holders	31
2.11	Rights Certificate Holder Not Deemed a Shareholder	32

Article 3	ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS	33

3.1	Flip-in Event	33

Article 4	THE RIGHTS AGENT	34

4.1	General	34
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	35
4.3	Duties of Rights Agent	36
4.4	Change of Rights Agent	38
4.5	Compliance with Anti-Money Laundering Legislation	38

Article 5	MISCELLANEOUS	39

5.1	Redemption and Waiver	39
5.2	Expiration	41
5.3	Issuance of New Rights Certificates	41
5.4	Supplements and Amendments	41
5.5	Fractional Rights and Fractional Shares	43
5.6	Rights of Action	43
5.7	Regulatory Approvals	44
5.8	Declaration as to Non-Canadian or Non-U.S. Holders	44
5.9	Notices	44

-ii-

5.10	Costs of Enforcement	46
5.11	Successors	46
5.12	Benefits of this Agreement	46
5.13	Governing Law	46
5.14	Severability	46
5.15	Effective Date	46
5.16	Reconfirmation and Approval	46
5.17	Actions by the Board of Directors	47
5.18	Fiduciary Duties of the Directors	47
5.19	Privacy Legislation	47
5.20	Language	47
5.21	Time of the Essence	47
5.22	Execution in Counterparts	48

ATTACHMENT 1

AMENDED AND RESTATED
SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT, dated as of October 13, 1992, as amended and restated as of April 28, 2022, between TransAlta Corporation (“TransAlta”), a corporation incorporated under the Canada Business Corporations Act, and Computershare Trust Company of Canada, a corporation incorporated under the laws of Canada (the “Rights Agent”) which was appointed successor to AST Trust Company (Canada), a trust company incorporated under the laws of Canada;

WHEREAS the Board of Directors (as hereinafter defined), in the exercise of its fiduciary duties, has determined that it is in the best interests of TransAlta to amend and restate this shareholder rights plan (the “Rights Plan”), subject to receipt of approval of the shareholders of TransAlta at the 2022 meeting of the shareholders of TransAlta pursuant to Section 5.15 hereof, to ensure, to the extent possible, that all shareholders of TransAlta are treated fairly in connection with any take-over bid for TransAlta;

AND WHEREAS in order to implement the Rights Plan as established by this Agreement, the Board of Directors previously:

(a)	authorized the issuance, effective at 12:01 a.m. (Calgary time) on the Effective Date (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at 12:01 a.m. (Calgary time) on the Effective Date (the “Record Time”); and

(b)	authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of TransAlta pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS TransAlta desires to appoint the Rights Agent to act on behalf of TransAlta and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

AND WHEREAS this agreement was originally entered into by TransAlta and Montreal Trust Company of Canada as of October 13, 1992 and has been amended from time to time since then (such agreement as amended being the “Original Agreement”);

AND WHEREAS the Original Agreement was (i) amended and restated in its entirety on April 30, 2004; (ii) amended and restated in its entirety on April 22, 2016; (iii) amended and restated in its entirety on April 26, 2019; and (iv) is hereby further amended and restated as provided herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

Article 1
INTERPRETATION

1.1            Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	TransAlta or any Subsidiary of TransAlta;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of (A) a Voting Share Reduction, (B) Permitted Bid Acquisitions, (C) an Exempt Acquisition, (D) Pro Rata Acquisitions, or (E) Convertible Security Acquisitions; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares pursuant to one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition, Pro Rata Acquisitions or Convertible Security Acquisitions and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, increases the number of Voting Shares beneficially owned by such Person by more than 1.0% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then, as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(iii)	for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Subsection 1.1(f)(v) solely because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person and, for the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making, or has announced an intention to make, a Take-over Bid alone or by acting jointly or in concert with any other Person;

(iv)	an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of TransAlta pursuant to a prospectus or by way of private placement; or

(v)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding as at the Record Time (other than pursuant to one or more or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(b)	“Affiliate”, when used to indicate a relationship with a Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	“Agreement” shall mean this shareholder rights plan agreement dated as of October 13, 1992, as amended and restated as of April 28, 2022, between TransAlta and the Rights Agent;

(d)	“annual cash dividend” shall mean cash dividends paid in any fiscal year of TransAlta to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by TransAlta on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by TransAlta on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of TransAlta, before extraordinary items, for its immediately preceding fiscal year;

(e)	“Associate”, shall mean, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(f)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days of the date of determination of Beneficial Ownership, and whether or not on condition or the happening of any contingency or the making of any payment) (A) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between TransAlta and underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by TransAlta or (y) pledges of securities in the ordinary course of the pledgee’s business), or (B) upon the purchase, conversion, exchange or exercise of any Convertible Security; or

(iii)	any securities which are Beneficially Owned within the meaning of Subsections 1.1(f)(i) and 1.1(f)(ii) by any other Person with whom such Person, or any of such Person’s Affiliates or Associates is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security solely because:

(iv)	such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v)	such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security and:

(A)	the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including the acquisition or holding of securities in a non-discretionary account held on behalf of a Client by a broker or dealer appropriately registered under applicable law;

(B)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(C)	such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and such security is held by the Statutory Body in the ordinary course of the management of such investment funds;

(D)	such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof, the laws of the United States of America or any State thereof or the corresponding laws of the jurisdiction by which such Plan is governed (a “Plan”), or is a Plan, and holds such security for the purposes of its activities as such Administrator or Plan;

(E)	such Person (the “Crown Agent”) is a Crown agent or agency; or

(F)	such Person (the “Manager”) is the manager or trustee of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or any state thereof or is a Mutual Fund and holds such security for the purposes of its activities as such Manager or Mutual Fund;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, the Crown Agent, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, either alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by TransAlta, (y) by means of a Permitted Bid or a Competing Permitted Bid, or (z) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)	such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)	such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii)	such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g)	“Board of Directors” shall mean the board of directors of TransAlta or any duly constituted and empowered committee thereof;

(h)	“Book Entry Form” shall mean, in reference to securities, securities that have been issued and registered in uncertificated form and includes securities evidenced by an advice or other statement and securities which are maintained electronically on the records of TransAlta’s transfer agent but for which no certificate has been issued;

(i)	“Book Entry Rights Exercise Procedures” shall have the meaning ascribed thereto in Subsection 2.2(c);

(j)	“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Calgary are authorized or obligated by law to close;

(k)	“Canada Business Corporations Act” shall mean the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(l)	“Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(m)	“certificate” shall have the meaning ascribed thereto in Section 2.8;

(n)	“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Calgary of the Rights Agent) is closed to the public; provided, however, that for the purposes of the definitions “Competing Permitted Bid” and “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time at the place of deposit) on such date (or, if such date is a Saturday, Sunday or statutory holiday in the applicable Canadian jurisdiction, 11:59 p.m. (local time at the place of deposit) on the next succeeding day that is not a Saturday, Sunday or statutory holiday in the applicable Canadian jurisdiction);

(o)	“Common Share” shall mean a common share in the capital of TransAlta and any other share of TransAlta into which such share may be subdivided, consolidated, reclassified or changed from time to time;

(p)	“Competing Permitted Bid” shall mean a Take-over Bid that:

(i)	is made after any previous Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of any such previous Permitted Bid or Competing Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid in Subsection 1.1(qq) other than the requirements set out in Subsection 1.1(qq)(ii)(A) of the definition of a Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares and/or Convertible Securities will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits or tenders of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time that such Take-over Bid ceases to meet the provisions of this definition;

(q)	“controlled”: a Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(i)	in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(r)	“Convertible Security” shall mean a security that is convertible, exercisable or exchangeable into a Voting Share (other than the Rights) or other securities which are directly or indirectly convertible, exercisable or exchangeable into Voting Shares, whether immediately or within or after a specified period and whether or not on condition or on the happening of any contingency or the making of any payment;

(s)	“Convertible Security Acquisition” shall mean the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(t)	“Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a);

(u)	“Disposition Date” shall have the meaning ascribed thereto in Subsection 5.1(h);

(v)	“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(w)	“Dividend Reinvestment Plan” shall mean a regular dividend reinvestment or other plan of TransAlta made available by TransAlta to holders of its securities and to holders of securities of a Subsidiary of TransAlta, where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of TransAlta or a Subsidiary;

(ii)	proceeds of redemption of shares of TransAlta or a Subsidiary;

(iii)	interest paid on evidences of indebtedness of TransAlta or a Subsidiary; or

(iv)	optional cash payments;

(v)	be applied to the purchase from TransAlta of Common Shares;

(x)	“Effective Date” shall mean December 31, 1992, being the effective date of that arrangement under Section 192 of the Canada Business Corporations Act completed by TransAlta and Utilities, as described in that management proxy circular of Utilities dated October 22, 1992;

(y)	“Election to Exercise” shall have the meaning ascribed thereto in Subsection 2.2(e);

(z)	“Entity” shall mean any form of organization including a body corporate, corporation, limited partnership, partnership or trust;

(aa)	“Exempt Acquisition” shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a), 5.1(h) or 5.1(i);

(ii)	made as an intermediate step in a series of related transactions in connection with an acquisition by TransAlta or its Subsidiaries of a Person or assets, provided that the Person who acquires such securities distributes or is deemed to distribute such securities to its securityholders within ten Business Days of the completion of such acquisition, and as a result of such distribution no Person has become the Beneficial Owner of 20% or more of TransAlta’s then outstanding Voting Shares; or

(iii)	pursuant to an amalgamation, merger, reorganization, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of shareholders of TransAlta to be obtained prior to such Person acquiring such securities.

(bb)	“Exercise Price” shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(cc)	“Expansion Factor” shall have the meaning ascribed thereto in Subsection 2.3(a);

(dd)	“Expiration Time” shall mean the earlier of:

(i)	the Termination Time; and

(ii)	unless a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a), 5.1(h) or 5.1(i) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to Section 5.16, the close of business on that date on which a Reconfirmation Meeting occurs at which this Agreement is not reconfirmed or presented for reconfirmation as contemplated by Section 5.16;

(ee)	“Flip-in Event” shall mean a transaction or other event in or pursuant to which any Person becomes an Acquiring Person;

(ff)	“Grandfathered Person” shall have the meaning ascribed thereto in Subsection 1.1(a)(v);

(gg)	“holder” shall have the meaning ascribed thereto in Section 2.8;

(hh)	“Independent Shareholders” shall mean holders of Voting Shares, other than:

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who by virtue of Subsection 1.1(f)(v) is not deemed to Beneficially Own the Voting Shares held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror referred to in paragraph (ii) of this definition; and

(v)	any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of TransAlta or a Subsidiary of TransAlta unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(ii)	“Lock-up Agreement” shall mean an agreement (the terms of which are publicly disclosed and a copy of which is made available to the public (including TransAlta)):

(i)	not later than the date on which the Lock-up Bid (as defined below) is publicly announced); or

(ii)	if the Lock-up Bid has been made prior to the date on which such agreement has been entered into, forthwith and in any event not later than the Business Day following the date of such agreement;

between a Person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-up Person”) whereby the Locked-up Person agrees to deposit or tender the Voting Shares and/or Convertible Securities held by the Locked-up Person to such Person’s Take-over Bid or to any Take-over Bid made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person (the “Lock-up Bid”), where the agreement permits the Locked-up Person to terminate its obligation to deposit or tender to or not withdraw Voting Shares and/or Convertible Securities from the Lock-up Bid, and to terminate any obligation with respect to the voting of such securities, in order to deposit or tender such securities to another Take-over Bid or to support another transaction:

(A)	where the price or value of the consideration per Voting Share or Convertible Security offered under such other Take-over Bid or transaction:

(1)	exceeds the price or value of the consideration per Voting Share and/or Convertible Security offered under the Lock- up Bid; or

(2)	exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value of the consideration per Voting Share or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares and/or Convertible Securities to the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share or Convertible Security offered under the Lock-up Bid; and

(B)	if the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-up Bid is less than 100% of the Voting Shares or Convertible Securities held by Independent Shareholders, where the price or value of the consideration per Voting Share or Convertible Security offered under such other Take-over Bid or transaction is not less than the price or value of the consideration per Voting Share or Convertible Security offered under the Lock-up Bid and the number of Voting Shares and/or Convertible Securities to be purchased under such other Take- over Bid or transaction:

(1)	exceeds the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-up Bid; or

(2)	exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares or Convertible Securities that the Offeror has offered to purchase under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-up Bid;

and, for greater certainty, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-up Bid an opportunity to at least match the price, value or number in such other Take-over Bid or transaction or other similar limitation on a Locked-up Person’s rights to withdraw Voting Shares and/or Convertible Securities from the Lock-up Agreement and not tender such Voting Shares and/or Convertible Securities to the Take-over Bid to which the Locked-up Person has agreed to deposit or tender so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to tender to the other Take-over Bid or support the other transaction; and

(iii)	the agreement does not provide for any “break-up fees”, “top-up fees”, penalties, expenses reimbursement or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person; and

(B)	50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid;

to be paid by a Locked-up Person pursuant to the Lock-up Agreement in the event that the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

(jj)	“Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(ii)	if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(iii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any recognized reporting system then in use; or

(iv)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a recognized professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices are available on such date, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally recognized investment dealer or investment banker selected in good faith by the Board of Directors; provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(kk)	“NI 62-104” shall mean National Instrument 62-104 - Take-over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as amended, re- enacted or replaced from time to time, and any other comparable or successor laws or instruments thereto;

(ll)	“Nominee” shall have the meaning ascribed thereto in Subsection 2.2(e);

(mm)	“Offer to Acquire” shall include:

(i)	an offer to purchase or a solicitation of an offer to sell, and

(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(nn)	“Offeror” shall mean a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(oo)	“Offeror’s Securities” shall mean Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire Voting Shares and/or Convertible Securities;

(pp)	“Original Agreement” shall have the meaning ascribed thereto in the recitals to this Agreement;

(qq)	“Permitted Bid” shall mean a Take-over Bid made by way of a take-over bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of TransAlta, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified provision that no Voting Shares and/or Convertible Securities will be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the close of business on the date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum deposit period that a take-over bid (that is not exempt from any requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities, in the applicable circumstances at such time, pursuant to NI 62-104; and

(B)	then only if, at the close of business on the date the Voting Shares and/or Convertible Securities are first taken up and/or paid for under such Take-over Bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered to the Take-over Bid and not withdrawn;

(iii)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares and/or Convertible Securities, as applicable, may be deposited or tendered to such Take-over Bid at any time during the period of time described in Subsection 1.1(qq)(ii)(A) and that any Voting Shares and/or Convertible Securities deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Subsection 1.1(qq)(ii)(B) above is satisfied, the Offeror shall make a public announcement of that fact and the Take-over Bid shall remain open for deposits and tenders of Voting Shares and/or Convertible Securities, as applicable, for not less than ten days from the date of such public announcement;

provided, however, that a Take-over Bid that qualified as a Permitted Bid shall cease to be a Permitted Bid at any time and as soon as such time as when such Take-over Bid ceases to meet the provisions of this definition;

(rr)	“Permitted Bid Acquisition” shall mean an acquisition of Voting Shares and/or Convertible Securities of any class made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ss)	“Person” shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, joint venture, a government and its agencies or instrumentalities and any entity or group whether or not having legal personality;

(tt)	“Privacy Laws” shall have the meaning ascribed thereto in Section 5.19;

(uu)	“Pro Rata Acquisition” shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities pursuant to:

(i)	a Dividend Reinvestment Acquisition;

(ii)	a stock dividend, stock split or other event in respect of securities of TransAlta of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares and/or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(iii)	the acquisition or the exercise by the Person of only those rights to purchase Voting Shares and/or Convertible Securities distributed directly by TransAlta to that Person (and not acquired from any other Person) in the course of a distribution to all holders of securities of TransAlta (other than holders resident in any jurisdiction where the distribution or exercise of such rights is restricted or impractical as a result of applicable law) of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so distributed than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition or exercise; or

(iv)	a distribution of Voting Shares and/or Convertible Securities made pursuant to a prospectus, by way of a private placement, securities exchange take-over bid or a conversion or exchange of any Convertible Security, provided that the Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(vv)	“Reconfirmation Meeting” shall have the meaning ascribed thereto in Section 5.16;

(ww)	“Record Time” shall have the meaning ascribed thereto in the recitals to this Agreement;

(xx)	“Redemption Price” shall have the meaning ascribed thereto in Section 5.1(b);

(yy)	“Right” shall mean a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

(zz)	“Rights Certificate” shall mean the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(aaa)	“Rights Holders’ Special Meeting” shall mean a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(bbb)	“Rights Plan” shall have the meaning ascribed thereto in the recitals to this Agreement;

(ccc)	“Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in Subsection 2.6(a);

(ddd)	“Securities Act (Ontario)” shall mean the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations thereto;

(eee)	“Separation Time” shall mean, subject to Section 5.1(h), the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)	the date of the commencement of or first public announcement of the intent of any Person (other than TransAlta or any Subsidiary of TransAlta) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in this Clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and provided that if the Board of Directors determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, then the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(fff)	“Special Meeting” shall mean a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(b);

(ggg)	“Specified Amount” shall have the meaning ascribed thereto in Subsection 1.1(ii)(ii)(A)(II);

(hhh)	“Specified Number” “shall have the meaning ascribed thereto in Subsection 1.1(ii)(ii)(B)(II);

(iii)	“Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2(1) of NI 62-104 or Section 13(d) of the U.S. Exchange Act) by TransAlta or an Acquiring Person that an Acquiring Person has become an Acquiring Person;

(jjj)	“Subsidiary”: shall mean an Entity which in relation to another Entity:

(i)	is controlled by:

(A)	that other, or

(B)	that other and one or more Entities, each of which is controlled by that other; or

(C)	two or more Entities, each of which is controlled by that other, or

(ii)	is a Subsidiary of an Entity that is that other’s Subsidiary;

(kkk)	“Take-over Bid” shall mean an Offer to Acquire Voting Shares and/or Convertible Securities if, assuming that the Voting Shares and/or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion, exercise or exchange of the Convertible Securities) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(lll)	“Termination Time” shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1(e);

(mmm)	“Trading Day”, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(nnn)	“TransAlta” shall mean TransAlta Corporation, a corporation subject to the Canada Business Corporations Act;

(ooo)	“U.S.-Canadian Exchange Rate” shall mean, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(ppp)	“U.S. Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws, rules or regulations thereto;

(qqq)	“U.S. Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws, rules or regulations thereto;

(rrr)	“Utilities” shall mean TransAlta Utilities Corporation, a corporation subject to the Canada Business Corporations Act;

(sss)	“Utilities Common Shares” shall mean common shares in the capital of Utilities;

(ttt)	“Voting Share Reduction” shall mean an acquisition or redemption by TransAlta or a Subsidiary of TransAlta of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

(uuu)	“Voting Shares” shall mean the Common Shares and any other shares in the capital of TransAlta entitled to vote generally in the election of all directors.

1.2          Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3          Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4          Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing only one gender shall include all others.

1.5          References to this Agreement

References to “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article or Section or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.6          Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

where:

A=	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B =	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.7          Acting Jointly or in Concert

For the purposes hereof, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person or any Affiliate thereof, acquires or Offers to Acquire Voting Shares and/or Convertible Securities (other than customary agreements with and between TransAlta and underwriters and/or banking group members and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of the pledgee’s business).

1.8          Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

Article 2
THE RIGHTS

2.1          Legend on Certificates

(a)	Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in a form substantially to the following effect:

“Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement dated October 13, 1992, as amended or supplemented from time to time (the “Shareholder Rights Plan Agreement”), between TransAlta Corporation (“TransAlta”) and Computershare Trust Company of Canada (as successor to AST Trust Company (Canada)), the terms of which are incorporated herein by reference and a copy of which is available on demand without charge at the principal executive offices of TransAlta. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. TransAlta will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Certificates representing Common Shares that are issued and outstanding at the Record Time, including certificates representing Utilities Common Shares, which as at the Effective Date represent Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

(b)	Any Common Shares issued and registered in Book Entry Form prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share represented thereby and the registration record of such Common Shares shall include the foregoing legend, adapted accordingly as the Rights Agent may reasonably require.

2.2          Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by TransAlta or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) or by Book Entry Form registration for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of TransAlta.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares of TransAlta.

(d)	Promptly following the Separation Time, TransAlta will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that TransAlta determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are determined necessary in consultation with the Rights Agent for the Rights to be maintained in Book Entry Form (the “Book Entry Rights Exercise Procedures”), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive respects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the procedures set out in this Agreement shall be modified only to the extent necessary, as reasonably determined by the Rights Agent, to permit TransAlta to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to the Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as the Rights in certificated form.

(e)	In the event that TransAlta determines to issue Rights Certificates, TransAlta will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person or any such other Person which are not held of record by such Acquiring Person or such other Person, the holder of record of such Rights (a “Nominee”)) and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, TransAlta will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person or any such other Person which are not held of record by such Acquiring Person or such other Person, the Nominee), at such holder’s address as shown by the records of TransAlta (TransAlta hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)	a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as TransAlta may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self- regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)           a disclosure statement prepared by TransAlta describing the Rights,

provided that a Nominee shall be sent the materials provided for in (i) and (ii) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person or any other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1(b). In order for TransAlta to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, TransAlta may require such first Person to furnish such information and documentation as TransAlta deems necessary.

(f)	In the event TransAlta determines to issue Rights Certificates, Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment by certified cheque, banker’s draft, money order or wire transfer payable to the order of TransAlta, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or other governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(g)	In the event that TransAlta determines to issue Rights Certificates, then upon receipt of a Rights Certificate, together with a completed Election to Exercise and executed in accordance with Subsection 2.2(e)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Subsection 2.2(e)(iii), the Rights Agent (unless otherwise instructed by TransAlta in the event that TransAlta is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (TransAlta hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, and subject to Section 5.5, requisition from TransAlta the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)	after receipt of the certificates referred to in Subsection 2.2(f)(i), deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Subsection 2.2(f)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	remit to TransAlta all payments received on exercise of the Rights.

(h)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(i)	TransAlta covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)	take all such action as may be necessary and within its power to comply with the requirements of the Canada Business Corporations Act, the Securities Act (Ontario), the U.S. Exchange Act, the U.S. Securities Act, and the securities laws or comparable legislation of each of the other provinces and territories of Canada and the states of the United States of America, and any other applicable law, rule or regulation, in connection with the issuance and delivery of Rights, the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)	cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)	pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of TransAlta to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that TransAlta shall not be required to pay any transfer tax or other governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary of TransAlta to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3          Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event TransAlta shall at any time after the date of this Agreement:

(i)	declare or pay a dividend on Common Shares payable in Common Shares (or Convertible Securities in respect thereof or other securities of TransAlta) other than pursuant to any optional stock dividend program or Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares (or Convertible Securities in respect thereof or other securities of TransAlta) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

Adjustments made pursuant to this Section 2.3(a) shall be made successively, whenever an event referred to in this Section 2.3(a) occurs.

If, after the Record Time and prior to the Expiration Time, TransAlta shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Subsection 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and TransAlta and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1.

In the event TransAlta shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)	In the event TransAlta shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, if a Convertible Security in respect of Common Shares, having a conversion, exchange or exercise price per share, including the price required to be paid to purchase such Convertible Security) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Security, including the price required to be paid to purchase such Convertible Security) would purchase at such Market Price per Common Share; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Security so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any stock dividend plan or Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by TransAlta; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)	In the event TransAlta shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, arrangement or amalgamation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a dividend paid in Common Shares, but including any dividend payable in other securities of TransAlta other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Time.

(e)	In the event TransAlta shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or Convertible Security for any such capital stock, in a transaction referred to in Subsections 2.3(a)(i) or 2.3(a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), 2.3(b) and 2.3(c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c) above, shall be made. Subject to the prior consent of the holders of the Voting Shares or the Rights obtained as set forth in Subsection 5.4(b) or 5.4(c), TransAlta and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f)	Each Right originally issued by TransAlta subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, TransAlta may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of TransAlta, if any, issuable upon such exercise over and above the number of Common Shares and other securities of TransAlta, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that TransAlta shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)	Notwithstanding anything contained in this Section 2.3 to the contrary, TransAlta shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors determines to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by TransAlta to holders of its Common Shares, shall not be taxable to such shareholders.

(j)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, TransAlta shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.

2.4          Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, or confirmation in Book Entry form is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate or entry shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(e) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of TransAlta are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate or entry shall be dated, the next Business Day on which the Common Share transfer books of TransAlta are open.

2.5          Execution, Authentication, Delivery and Dating of Rights Certificates

Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent’s direct registration system, or alternatively, if TransAlta determines to issue Rights Certificates, by the following procedures:

(a)	The Rights Certificates shall be executed on behalf of TransAlta by its Chair, the President, the Chief Executive Officer, the Chief Financial Officer or any Vice Presidents, together with any other of such Persons or together with any one of the Secretary or the Treasurer. The signature of any of these officers on the Rights Certificates may be manual, facsimile or email scanned copy. Rights Certificates bearing the manual, facsimile or email scanned signatures of individuals who were at any time the proper officers of TransAlta shall bind TransAlta, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)	Promptly after TransAlta learns of the Separation Time, TransAlta will notify the Rights Agent of such Separation Time and will deliver a disclosure statement and Rights Certificates executed by TransAlta to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually, by facsimile or email scanned signature in a manner satisfactory to TransAlta) and send such disclosure statement and Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(e) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6          Registration, Transfer and Exchange

(a)	After the Separation Time, TransAlta will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, TransAlta will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for TransAlta and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)	After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(d), TransAlta will execute, and the Rights Agent will manually countersign and deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or transferees with one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did the direct registration system’s records for the Rights transferred or exchanged.

(c)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of TransAlta, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to TransAlta or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, TransAlta may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7          Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, TransAlta shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to TransAlta and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity in amount and form as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to TransAlta or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, TransAlta shall execute and upon TransAlta’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)	As a condition to the issuance of any new Rights Certificate under Section 2.7, TransAlta may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of TransAlta, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8          Persons Deemed Owners of Rights

TransAlta, the Rights Agent and any agent of TransAlta or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Voting Share) and the term “certificate”, when used in the context of a certificate representing Voting Shares or a Rights Certificate, shall include any document or written acknowledgment constituting evidence of book-entry ownership of the applicable securities as may be adopted from time to time by TransAlta.

2.9          Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. TransAlta may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which TransAlta may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, and its ordinary business practices, destroy all cancelled Rights Certificates and deliver a certificate of destruction to TransAlta upon request.

2.10        Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with TransAlta and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, TransAlta, the Rights Agent and any agent of TransAlta or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than TransAlta or the Rights Agent) for all purposes whatsoever, and neither TransAlta nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights is not entitled to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)	that notwithstanding anything in this Agreement to the contrary, neither TransAlta nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; and

(g)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11        Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of TransAlta which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of TransAlta or any right to vote at any meeting of shareholders of TransAlta whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares or securities of TransAlta at any meeting thereof, or to give or withhold consent to any action of TransAlta, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of TransAlta except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

Article 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1          Flip-in Event

(a)	Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from TransAlta, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)	Notwithstanding anything in this Agreement to the contrary, but subject to Section 5.1, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Subsection 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set out in the Rights Certificate establishing that such Rights are not void under Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of Subsection 3.1(b) and such Rights shall become null and void.

(c)	From and after the Separation Time, TransAlta shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Canada Business Corporations Act, the Securities Act (Ontario), the U.S. Exchange Act, the U.S. Securities Act, and the securities laws or comparable legislation of each of the other provinces and territories of Canada and each of the states of the United States of America, and any other applicable law, rule or regulation in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Subsections 3.1(b)(i) or 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.”

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by TransAlta in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in Subsection 3.1(d) shall have no effect on the provisions of Subsection 3.1(b).

Article 4
THE RIGHTS AGENT

4.1          General

(a)	TransAlta hereby appoints the Rights Agent to act as agent for TransAlta and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. TransAlta may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event TransAlta appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co- Rights Agents shall be as TransAlta may determine with the approval of the Rights Agent and the Co-Rights Agent. TransAlta also agrees to indemnify the Rights Agent, its officers, directors affiliates and employees for, and to hold such Persons harmless against, any and all loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability. In no event will the Rights Agent be liable for special, indirect, consequential, exemplary or punitive losses or damages of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the possibility of such damages. Notwithstanding any other provision of this Agreement, such right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of TransAlta, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it in good faith to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. The Rights Agent need not investigate any fact or matter stated in any such document, but it may, in its reasonable discretion, make such further inquiry or investigation into such facts or matters as it may see fit.

(c)	TransAlta shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of TransAlta; provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(d)	TransAlta agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder or otherwise agreed to with TransAlta in writing and, from time to time, on demand of the Rights Agent, its reasonable expenses (including counsel fees and disbursements of legal counsel, to the extent they are reasonable) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

(e)	None of the provisions of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability, to the extent such repayment or indemnity is required under this Agreement, is not assured to it.

4.2          Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)	Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3          Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which TransAlta and the holders of certificates for Common Shares and holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	The Rights Agent, at the expense of TransAlta, may consult with and retain legal counsel (who may be legal counsel for TransAlta) and such other experts as it shall reasonably consider necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)	Whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by TransAlta prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chair, the President, the Chief Executive Officer, the Chief Financial Officer, a Vice President or the Secretary of TransAlta and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	The Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d)	The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by TransAlta only;

(e)	The Rights Agent will not have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by TransAlta of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)	TransAlta agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	The Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chair, the President, the Chief Executive Officer, the Chief Financial Officer, a Vice President or the Secretary of TransAlta, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)	The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of TransAlta or become pecuniarily interested in any transaction in which TransAlta may be interested, or contract with or lend money to TransAlta or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for TransAlta or Utilities or for any other legal entity; and

(i)	The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to TransAlta resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4          Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to TransAlta) in writing mailed to TransAlta and to each transfer agent of Common Shares by registered or certified mail. TransAlta may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, TransAlta will appoint a successor to the Rights Agent. If TransAlta fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by TransAlta), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent, at TransAlta’s expense. Any successor Rights Agent, whether appointed by TransAlta or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, TransAlta will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5          Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act under this Agreement if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any sanctions, legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any sanctions, legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to TransAlta, provided: (a) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance to the extent permitted under any sanctions, legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline; and (b) that if such circumstances are rectified to the Rights Agent’s reasonable satisfaction within such 10-day period, then such resignation shall not be effective.

Article 5
MISCELLANEOUS

5.1          Redemption and Waiver

(a)	The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

(b)	Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Subsections 5.4(b) or 5.4(c), as applicable, the Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(c)	Where a Person acquires pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(a) outstanding Voting Shares, other than Voting Shares Beneficially Owned at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition under Subsection 5.1(a) by such Person, then the Board of Directors shall immediately upon the consummation of such acquisition without further formality and without any approval under Subsections 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(d)	Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price and reissue Rights under this Agreement to holders of record of Common Shares immediately following the time of such redemption.

(e)	If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or 5.1(d), to redeem the Rights and, in circumstances in which Subsection 5.1(b) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsections 5.4(b) or 5.4(c), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)	Within 10 Business Days after the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if Subsection 5.1(b) is applicable, within 10 Business Days after the holders of Voting Shares or the holders of Rights have approved the redemption of Rights in accordance with Subsections 5.4(b) or 5.4(c), as the case may be, TransAlta shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at such holder’s last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)	Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to the outstanding Common Shares subject to and in accordance with the provisions of this Agreement.

(h)	The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(i)	Subject to the prior consent of the holders of the Voting Shares obtained as set forth in Subsection 5.4(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(h), waive the application of Section 3.1 to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

(j)	TransAlta shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2          Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsections 4.1(a) and 4.1(b).

5.3          Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, TransAlta may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4          Supplements and Amendments

(a)	TransAlta may make amendments or supplements to this Agreement to correct any clerical or typographical error or, subject to Subsection 5.4(e), which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)	Subject to Subsection 5.4(a), TransAlta may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of TransAlta. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented in person or by proxy at and entitled to be voted at the Special Meeting.

(c)	Subject to Subsection 5.4(a), TransAlta may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent of the holders of Rights shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting, which Rights Holders’ Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of TransAlta applicable to meetings of holders of Voting Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at and entitled to be voted at the Rights Holders’ Special Meeting.

(d)	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in TransAlta’s by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of TransAlta.

(e)	Any amendments made by TransAlta to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

(i)	if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of TransAlta and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

(f)	TransAlta shall give notice in writing to the Rights Agent of any amendment or supplement to this Agreement pursuant to Section 5.4 within five Business Days of the date of any such amendment or supplement, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement or amendment.

5.5          Fractional Rights and Fractional Shares

(a)	TransAlta shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, TransAlta shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)	TransAlta shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, TransAlta shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

(c)	The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Subsections 5.5(a) or 5.5(b), respectively, unless and until TransAlta shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6          Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against TransAlta to enforce such holder’s right to exercise such holder’s Rights or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7          Regulatory Approvals

Any obligation of TransAlta or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange or any other stock exchange, as to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(e).

5.8          Declaration as to Non-Canadian or Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by TransAlta with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall TransAlta or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9          Notices

(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on TransAlta shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

TransAlta Corporation
110 - 12th Avenue S.W.
Calgary, Alberta T2P 2M1

Attention: Corporate Secretary

Tel.: 403.267.2014
Fax: 403.267.2559

(b)	Notices or demands authorized or required by this Agreement to be given or made by TransAlta or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with TransAlta), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Trust Company of Canada
800, 324 – 8th Avenue S.W.
Calgary, AB T2P 2Z2

Attention: General Manager

Fax: (403) 267 - 6529

(c)	Notices or demands authorized or required by this Agreement to be given or made by TransAlta or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of TransAlta for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)	Any notice given or made in accordance with Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of TransAlta and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when TransAlta or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, TransAlta or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and if and for so long as TransAlta has a transfer agent in the United States, in a daily publication in the United States designated by TransAlta, or in such other publication or publications as may be designated by TransAlta and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

A requirement under this Agreement that a notice, document or other information be given or made in writing may be satisfied by TransAlta or the Rights Agent by providing an electronic notice, document or other information in accordance with the Canada Business Corporations Act, the Electronic Commerce Act (Ontario) and other applicable laws. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the notice, document or information is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic notice, document or information or, if such notice is sent electronically, when it enters the information system designated by the addressee.

5.10        Costs of Enforcement

TransAlta agrees that if TransAlta fails to fulfil any of its obligations pursuant to this Agreement, then TransAlta will reimburse the holder of any Rights for the reasonable costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11        Successors

All the covenants and provisions of this Agreement by or for the benefit of TransAlta or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12        Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than TransAlta, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of TransAlta, the Rights Agent and the holders of the Rights.

5.13        Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14        Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15        Effective Date

Upon being confirmed and approved by the common shareholders of TransAlta at its 2022 annual and special meeting of shareholders, this Agreement shall be effective and in full force and effect in accordance with its terms from and after the Effective Date and amends, restates and replaces in its entirety the Original Agreement.

5.16        Reconfirmation and Approval

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such resolution at the annual meeting of TransAlta to be held in 2025 and at every third annual meeting of TransAlta thereafter (each such annual meeting being a “Reconfirmation Meeting”). If the Agreement is not so reconfirmed or is not presented for reconfirmation at any such Reconfirmation Meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of the applicable Reconfirmation Meeting; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a), 5.1(h) or 5.1(i) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17        Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done, made or approved by the Board of Directors in good faith for the purposes hereof shall not subject the Board of Directors or any director of TransAlta to any liability to the holders of the Rights.

5.18        Fiduciary Duties of the Directors

For clarification it is understood that nothing contained in this Agreement shall be considered to affect the obligations of the Board of Directors to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defense or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

5.19        Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. TransAlta will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially- reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.20        Language

Les parties aux presentes ont exige que la presente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en decouleront soient rediges en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.21        Time of the Essence

Time shall be of the essence in this Agreement.

5.22        Execution in Counterparts

This Agreement may be executed and delivered, including by electronic means, in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed this 28th day of April, 2022, with effect as of April 28, 2022.

TRANSALTA CORPORATION

By:
Name:
Title:

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

ATTACHMENT 1

TRANSALTA CORPORATION

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ______________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of October 13, 1992, as amended and restated (the “Shareholder Rights Plan Agreement”), between TransAlta Corporation, a corporation duly incorporated under the Canada Business Corporations Act (“TransAlta”) and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement); to purchase from TransAlta at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of TransAlta (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Vancouver, Calgary, Toronto and Montreal. The Exercise Price shall initially be $100.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

In certain circumstances described in the Shareholder Rights Plan Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, TransAlta and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are available at the registered office of TransAlta.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Plan Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Plan Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of TransAlta or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of TransAlta and its corporate seal.

Date:

TRANSALTA CORPORATION

By:		By:
	(President)		(Secretary)

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED _________________________ hereby sells, assigns and transfers unto

_______________________________________________________________________________________________________________

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________________________, as attorney, to transfer the within Rights on the books of TransAlta, with full power of substitution.

Dated:

Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a major Schedule I Canadian chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion guarantee program.

CERTIFICATE

(To be completed if true)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:

The undersigned hereby irrevocably elects to exercise __________________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:

Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a major Schedule I Canadian chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion guarantee program.

CERTIFICATE

(To be completed if true)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, TransAlta will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person for purposes of Section 3.1(b) of the Shareholder Plan Agreement. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meanings ascribed thereto in the Shareholder Plan Agreement.

APPENDIX “A”

(REFER TO THE “NOTICE TO READER” ON THE COVER PAGE
OF THIS FORM OF
AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT)

See attached.

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

OCTOBER 13, 1992

AND

AS AMENDED AND RESTATED AS OF APRIL 2~~6~~8, 20~~19~~22

BETWEEN

TRANSALTA CORPORATION

AND

~~AST~~COMPUTERSHARE TRUST COMPANY ~~(~~OF CANADA~~)~~

AS RIGHTS AGENT

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

TABLE OF CONTENTS

~~ARTICLE~~Article 1	INTERPRETATION	2

~~1.1~~	~~Certain Definitions~~	~~2~~
~~1.2~~	~~Currency~~	~~17~~
~~1.3~~	~~Headings~~	~~17~~
~~1.4~~	~~Number and Gender~~	~~18~~
~~1.5~~	~~References to this Agreement~~	~~18~~
~~1.6~~	~~Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares~~	~~18~~
~~1.7~~	~~Acting Jointly or in Concert~~	~~18~~
~~1.8~~	~~Generally Accepted Accounting Principles~~	~~18~~
~~ARTICLE 2~~	~~THE RIGHTS~~

1.1	Certain Definitions	2

1.2	Currency	18

1.3	Headings	18

1.4	Number and Gender	19

1.5	References to this Agreement	19

1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	19

1.7	Acting Jointly or in Concert	19

1.8	Generally Accepted Accounting Principles	19

Article 2	THE RIGHTS	20

~~2.1~~ 2.1	Legend on Certificates	20

~~2.2~~	~~Initial Exercise Price; Exercise of Rights; Detachment of Rights~~	~~19~~

~~2.3~~	~~Adjustments to Exercise Price; Number of Rights~~	~~23~~

~~2.4~~	~~Date on Which Exercise Is Effective~~	~~28~~

~~2.5~~	~~Execution, Authentication, Delivery and Dating of Rights Certificates~~	~~28~~

~~2.6~~	~~Registration, Transfer and Exchange~~	~~28~~

~~2.7~~	~~Mutilated, Destroyed, Lost and Stolen Rights Certificates~~	~~29~~

~~2.8~~	~~Persons Deemed Owners of Rights~~	~~30~~

~~2.9~~	~~Delivery and Cancellation of Certificates~~	~~30~~

~~2.10~~	~~Agreement of Rights Holders~~	~~30~~

~~2.11~~	~~Rights Certificate Holder Not Deemed a Shareholder~~	~~31~~

-ii-

~~ARTICLE 3~~	~~ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS~~

~~3.1~~	~~Flip-in Event~~	~~32~~

~~ARTICLE 4~~	~~THE RIGHTS AGENT~~

~~4.1~~	~~General~~	~~33~~

~~4.2~~	~~Merger, Amalgamation or Consolidation or Change of Name of Rights Agent~~	~~34~~

~~4.3~~	~~Duties of Rights Agent~~	~~35~~

~~4.4~~	~~Change of Rights Agent~~	~~36~~

~~4.5~~	~~Compliance with Anti-Money Laundering Legislation~~	~~37~~

~~ARTICLE 5~~	~~MISCELLANEOUS~~

~~5.1~~	~~Redemption and Waiver~~	~~37~~

~~5.2~~	~~Expiration~~	~~39~~

~~5.3~~	~~Issuance of New Rights Certificates~~	~~39~~

~~5.4~~	~~Supplements and Amendments~~	~~39~~

~~5.5~~	~~Fractional Rights and Fractional Shares~~	~~41~~
~~5.6~~	~~Rights of Action~~	~~41~~
~~5.7~~	~~Regulatory Approvals~~	~~42~~
~~5.8~~	~~Declaration as to Non-Canadian or Non-U.S. Holders~~	~~42~~
~~5.9~~	~~Notices~~	~~42~~
~~5.10~~	~~Costs of Enforcement~~	~~43~~
~~5.11~~	~~Successors~~	~~44~~
~~5.12~~	~~Benefits of this Agreement~~	~~44~~
~~5.13~~	~~Governing Law~~	~~44~~
~~5.14~~	~~Severability~~	~~44~~
~~5.15~~	~~Effective Date~~	~~44~~
~~5.16~~	~~Reconfirmation and Approval~~	~~44~~
~~5.17~~	~~Actions by the Board of Directors~~	~~45~~
~~5.18~~	~~Fiduciary Duties of the Directors~~	~~45~~
~~5.19~~	~~Privacy Legislation~~	~~45~~
~~5.20~~	~~Language~~	~~45~~
~~5.21~~	~~Time of the Essence~~	~~45~~
~~5.22~~	~~Execution in Counterparts~~	~~45~~

-iii-

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	20
2.3	Adjustments to Exercise Price; Number of Rights	24
2.4	Date on Which Exercise Is Effective	29
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	29
2.6	Registration, Transfer and Exchange	29
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	30
2.8	Persons Deemed Owners of Rights	31
2.9	Delivery and Cancellation of Certificates	31
2.10	Agreement of Rights Holders	31
2.11	Rights Certificate Holder Not Deemed a Shareholder	32
Article 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		33
3.1	Flip-in Event	33
Article 4 THE RIGHTS AGENT		34
4.1	General	34
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	35
4.3	Duties of Rights Agent	36
4.4	Change of Rights Agent	37
4.5	Compliance with Anti-Money Laundering Legislation	38
Article 5 MISCELLANEOUS		38
5.1	Redemption and Waiver	38
5.2	Expiration	40
5.3	Issuance of New Rights Certificates	40
5.4	Supplements and Amendments	40
5.5	Fractional Rights and Fractional Shares	42
5.6	Rights of Action	42
5.7	Regulatory Approvals	43
5.8	Declaration as to Non-Canadian or Non-U.S. Holders	43
5.9	Notices	43
5.10	Costs of Enforcement	44
5.11	Successors	45
5.12	Benefits of this Agreement	45
5.13	Governing Law	45
5.14	Severability	45
5.15	Effective Date	45
5.16	Reconfirmation and Approval	45
5.17	Actions by the Board of Directors	46
5.18	Fiduciary Duties of the Directors	46
5.19	Privacy Legislation	46
5.20	Language	46
5.21	Time of the Essence	46
5.22	Execution in Counterparts	46

ATTACHMENT 1

AMENDED AND RESTATED
SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT, dated as of October 13, 1992, as amended and restated as of April 2~~6~~8, 20~~19~~22, between TransAlta Corporation (“TransAlta”), a corporation incorporated under the Canada Business Corporations Act, and Computershare Trust Company of Canada, a corporation incorporated under the laws of Canada (the “Rights Agent”) which was appointed successor to AST Trust Company (Canada), a ~~corporation existing~~trust company incorporated under the laws of Canada ~~and authorized to carry on the business of a trust company in each of the provinces and territories of Canada (the “Rights Agent”), formerly known as CST Trust Company~~;

WHEREAS the Board of Directors (as hereinafter defined), in the exercise of its fiduciary duties, has determined that it is ~~advisable and~~ in the best interests of TransAlta to amend and restate this shareholder rights plan (the “Rights Plan”), subject to receipt of approval of the shareholders of TransAlta at the 20~~19~~22 meeting of the shareholders of TransAlta pursuant to Section 5.15 hereof, to ensure, to the extent possible, that all shareholders of TransAlta are treated fairly in connection with any take-over bid for TransAlta;

AND WHEREAS in order to implement the Rights Plan as established by this Agreement, the Board of Directors previously:

(a)	authorized the issuance, effective at 12:01 a.m. (Calgary time) on the Effective Date (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at 12:01 a.m. (Calgary time) on the Effective Date (the “Record Time”); and

(b)	authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of TransAlta pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS TransAlta desires to appoint the Rights Agent to act on behalf of TransAlta and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

AND WHEREAS this agreement was originally entered into by TransAlta and Montreal Trust Company of Canada as of October 13, 1992 and has been amended from time to time since then (such agreement as amended being the “Original Agreement”);

AND WHEREAS the Original Agreement was (i) amended and restated in its entirety on April 30, 2004; (ii) amended and restated in its entirety on April 22, 2016; (iii) amended and restated in its entirety on April 26, 2019; and (iv) is hereby further amended and restated as provided herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

Article 1

~~ARTICLE 1~~
INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	TransAlta or any Subsidiary of TransAlta;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of (A) a Voting Share Reduction, (B) ~~a~~ Permitted Bid ~~Acquisition~~Acquisitions, (C) an Exempt Acquisition, (D) ~~a~~ Pro Rata ~~Acquisition~~Acquisitions, or (E) ~~a~~ Convertible Security ~~Acquisition~~Acquisitions; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares pursuant to one or any combination of a Voting Share Reduction, ~~a~~ Permitted Bid ~~Acquisition~~Acquisitions, an Exempt Acquisition, ~~a~~ Pro Rata ~~Acquisition~~Acquisitions or ~~a~~ Convertible Security ~~Acquisition~~Acquisitions and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, increases the number of Voting Shares beneficially owned by such Person by more than 1.0% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then, as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall ~~be~~become an “Acquiring Person”;

(iii)	for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Subsection 1.1(f)(v) solely because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person and, for the purposes of this definition, “Disqualification Date” means the first date of public announcement ~~of facts indicating~~ that ~~such~~any Person is making, or ~~intends~~has announced an intention to make, a Take-over Bid alone or by acting jointly or in concert with any other Person;

(iv)	an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of TransAlta pursuant to a prospectus or by way of ~~a~~ private placement; or

(v)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding as at the Record Time (other than pursuant to one or more or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(b)	“Affiliate”, when used to indicate a relationship with a Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	“Agreement” shall mean this shareholder rights plan agreement dated as of October 13, 1992, as amended and restated as of April 2~~6~~8, 20~~19~~22, between TransAlta and the Rights Agent;

(d)	“annual cash dividend” shall mean cash dividends paid in any fiscal year of TransAlta~~, or if applicable, Utilities,~~ to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by TransAlta on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by TransAlta on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of TransAlta, before extraordinary items, for its immediately preceding fiscal year;

(e)	“Associate”, shall mean, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(f)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right ~~or obligation~~ to become the owner at law or in equity (~~where~~whether such right ~~or obligation~~ is exercisable immediately or within a period of 60 days of the date of determination of Beneficial Ownership, and whether or not on condition or the happening of any contingency or the making of any payment) (A) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between TransAlta and underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by TransAlta or (y) pledges of securities in the ordinary course of the pledgee’s business), or (B) upon the purchase, conversion, exchange or exercise of any Convertible Security; or

(iii)	any securities which are Beneficially Owned within the meaning of Subsections 1.1(f)(i) and 1.1(f)(ii) by any other Person with whom such Person, or any of such Person’s Affiliates or Associates is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security solely because:

(iv)	such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take-~~Over~~over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v)	such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security and:

(A)	the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including the acquisition or holding of securities in a non-discretionary ~~accounts~~account held on behalf of a Client by a broker or dealer appropriately registered under applicable law;

(B)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(C)	such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and such security is held by the Statutory Body in the ordinary course of the management of such investment funds;

(D)	such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof, the laws of the United States of America or any State thereof or the corresponding laws of the jurisdiction by which such Plan is governed (a “Plan”), or is a Plan, and holds such security for the purposes of its activities as such Administrator or Plan;

(E)	such Person (the “Crown Agent”) is a Crown agent or agency; or

(F)	such Person (the “Manager”) is the manager or trustee of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or any state thereof or is a Mutual Fund and holds such security for the purposes of its activities as such Manager or Mutual Fund;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, the Crown Agent, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, either alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by TransAlta, (y) by means of a Permitted Bid or a Competing Permitted Bid, or (z) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)	such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)	such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii)	such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g)	“Board of Directors” shall mean the board of directors of TransAlta or any duly constituted and empowered committee thereof;

(h)	“Book Entry Form” shall mean, in reference to securities, securities that have been issued and registered in uncertificated form and includes securities evidenced by an advice or other statement and securities which are maintained electronically on the records of TransAlta’s transfer agent but for which no certificate has been issued;

(i)	“Book Entry Rights Exercise Procedures” shall have the meaning ascribed thereto in Subsection 2.2(c);

(j)	“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Calgary are authorized or obligated by law to close;

(k)	“Canada Business Corporations Act” shall mean the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(l)	“Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(m)	“certificate” shall have the meaning ascribed thereto in Section 2.8;

(n)	“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Calgary of the Rights Agent) is closed to the public; provided, however, that for the purposes of the definitions “Competing Permitted Bid” and “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time at the place of deposit) on such date (or, if such date is a Saturday, Sunday or statutory holiday in the applicable Canadian jurisdiction, 11:59 p.m. (local time at the place of deposit) on the next succeeding day that is not a Saturday, Sunday or statutory holiday in the applicable Canadian jurisdiction);

(o)	“Common Share” shall mean a common share in the capital of TransAlta and any other share of TransAlta into which such share may be subdivided, consolidated, reclassified or changed from time to time;

(p)	“Competing Permitted Bid” shall mean a Take-over Bid that:

(i)	is made after any previous Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of any such previous Permitted Bid or Competing Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid in Subsection 1.1(qq) other than the requirements set out in Subsection 1.1(qq)(ii)(A) of the definition of a Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares and/or Convertible Securities will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits or tenders of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time that such Take-over Bid ceases to meet the provisions of this definition;

(q)	“controlled”: a Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(i)	in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(r)	“Convertible Security” shall mean a security that is convertible, exercisable or exchangeable into a Voting Share (other than the Rights) or other securities which are directly or indirectly convertible, exercisable or exchangeable into Voting Shares, whether immediately or within or after a specified period and whether or not on condition or on the happening of any contingency or the making of any payment;

(s)	“Convertible Security Acquisition” shall mean the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(t)	“Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a);

(u)	“Disposition Date” shall have the meaning ascribed thereto in Subsection 5.1(h);

(v)	“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(w)	“Dividend Reinvestment Plan” shall mean a regular dividend reinvestment or other plan of TransAlta made available by TransAlta to holders of its securities and to holders of securities of a Subsidiary of TransAlta, where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of TransAlta or a Subsidiary;

(ii)	proceeds of redemption of shares of TransAlta or a Subsidiary;

(iii)	interest paid on evidences of indebtedness of TransAlta or a Subsidiary; or

(iv)	optional cash payments;

(v)	be applied to the purchase from TransAlta of Common Shares;

(x)	“Effective Date” shall mean December 31, 1992, being the effective date of that arrangement under Section 192 of the Canada Business Corporations Act ~~contemplated~~completed by TransAlta and Utilities, as described in that management proxy circular of Utilities ~~to be~~ dated ~~on or about~~ October 22~~, 1992, which effective date is expected to be December 31~~, 1992;

(y)	“Election to Exercise” shall have the meaning ascribed thereto in Subsection 2.2(e);

(z)	“Entity” shall mean any form of organization including a body corporate, corporation, limited partnership, partnership or trust;

(aa)	~~(aa)~~ “Exempt Acquisition” shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a), 5.1(h) or 5.1(i);

(ii)	made as an intermediate step in a series of related transactions in connection with an acquisition by TransAlta or its Subsidiaries of a Person or assets, provided that the Person who acquires such securities distributes or is deemed to distribute such securities to its securityholders within ten Business Days of the completion of such acquisition, and as a result of such distribution no Person has become the Beneficial Owner of 20% or more of TransAlta’s then outstanding Voting Shares; or

(iii)	pursuant to an amalgamation, merger, reorganization, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of shareholders of TransAlta to be obtained prior to such Person acquiring such securities~~;~~.

(bb)	~~(bb)~~ “Exercise Price” shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(cc)	~~(cc)~~ “Expansion Factor” shall have the meaning ascribed thereto in Subsection 2.3(a);

(dd)	~~(dd)~~ “Expiration Time” shall mean the earlier of:

(i)	the Termination Time; and

(ii)	unless a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a), 5.1(h) or 5.1(i) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to Section 5.16~~)~~, the close of business on that date on which a Reconfirmation Meeting occurs at which this Agreement is not reconfirmed or presented for reconfirmation as contemplated by Section 5.16;

(ee)	~~(ee)~~ “Flip-in Event” shall mean a transaction or other event in or pursuant to which any Person becomes an Acquiring Person;

(ff)	~~(ff)~~ “Grandfathered Person” shall have the meaning ascribed thereto in Subsection 1.1(a)(v);

(gg)	~~(gg)~~ “holder” shall have the meaning ascribed thereto in Section 2.8;

(hh)	~~(hh)~~ “Independent Shareholders” shall mean holders of Voting Shares, other than:

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who by virtue of Subsection 1.1(f)(v)~~)~~ is not deemed to Beneficially Own the Voting Shares held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror referred to in paragraph (ii) of this definition; and

(v)	any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of TransAlta or a Subsidiary of TransAlta unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(ii)	“Lock-up Agreement” shall mean an agreement (the terms of which are publicly disclosed and a copy of which is made available to the public (including TransAlta)):

(i)	not later than the date on which the Lock-up Bid (as defined below) is publicly announced); or

(ii)	if the Lock-up Bid has been made prior to the date on which such agreement has been entered into, forthwith and in any event not later than the Business Day following the date of such agreement;

between a Person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-up Person”) whereby the Locked-up Person agrees to deposit or tender the Voting Shares and/or Convertible Securities held by the Locked-up Person to such Person’s Take-over Bid or to any Take-over Bid made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person (the “Lock-up Bid”), where the agreement permits the Locked-up Person to terminate its obligation to deposit or tender to or not withdraw Voting Shares and/or Convertible Securities from the Lock-up Bid, and to terminate any obligation with respect to the voting of such securities, in order to deposit or tender such securities to another Take-over Bid or to support another transaction:

(A)	where the price or value of the consideration per Voting Share or Convertible Security offered under such other Take-over Bid or transaction:

(1)	~~(I)~~ exceeds the price or value of the consideration per Voting Share and/or Convertible Security offered under the Lock- up Bid; or

(2)	~~(II)~~ exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value of the consideration per Voting Share or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares and/or Convertible Securities to the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share or Convertible Security offered under the Lock-up Bid; and

(B)	if the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-up Bid is less than 100% of the Voting Shares or Convertible Securities held by Independent Shareholders, where the price or value of the consideration per Voting Share or Convertible Security offered under such other Take-over Bid or transaction is not less than the price or value of the consideration per Voting Share or Convertible Security offered under the Lock-up Bid and the number of Voting Shares and/or Convertible Securities to be purchased under such other Take- over Bid or transaction:

(1)	~~(I)~~ exceeds the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-up Bid; or

(2)	~~(II)~~ exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares or Convertible Securities that the Offeror has offered to purchase under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-up Bid;

and, for greater certainty, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-up Bid an opportunity to at least match the price, value or number in such other Take-over Bid or transaction or other similar limitation on a Locked-up Person’s rights to withdraw Voting Shares and/or Convertible Securities from the Lock-up Agreement and not tender such Voting Shares and/or Convertible Securities to the Take-over Bid to which the Locked-up Person has agreed to deposit or tender so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to tender to the other Take-over Bid or support the other transaction; and

(iii)	the agreement does not provide for any “break-up fees”, “top-up fees”, penalties, expenses reimbursement or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person; and

(B)	50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid;

to be paid by a Locked-up Person pursuant to the Lock-up Agreement in the event that the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

(jj)	~~(jj)~~ “Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(ii)	if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(iii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the- counter market, as quoted by any recognized reporting system then in use; or

(iv)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a recognized professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices ~~is~~are available on such date, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally recognized investment dealer or investment banker selected in good faith by the Board of Directors ~~with respect to the fair value per share of such securities~~; provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(kk)	~~(kk)~~ “NI 62-104” shall mean National Instrument 62-104 - Take-over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as amended, re- enacted or replaced from time to time, and any other comparable or successor laws or instruments thereto;

(ll)	~~(ll)~~ “Nominee” shall have the meaning ascribed thereto in Subsection 2.2(~~d~~e);

(mm)

~~(mm)~~ “Offer to Acquire” shall include:

(i)	an offer to purchase or a solicitation of an offer to sell, and

(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(nn)	~~(nn)~~ “Offeror” shall mean a Person who has announced, and has not withdrawn, an intention to make or who ~~is making~~has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(oo)	~~(oo)~~ “Offeror’s Securities” shall mean Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire Voting Shares and/or Convertible Securities;

(pp)	~~(pp)~~ “Original Agreement” shall have the meaning ascribed thereto in the recitals to this Agreement;

(qq)	~~(qq)~~ “Permitted Bid” shall mean a Take-over Bid made by way of a take-over bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of TransAlta, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified provision that no Voting Shares and/or Convertible Securities will be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the close of business on the date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum deposit period that a take-over bid (that is not exempt from any requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities, in the applicable circumstances at such time, pursuant to NI 62-104; and

(B)	then only if, at the close of business on the date the Voting Shares and/or Convertible Securities are first taken up and/or paid for under such Take-over Bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered to the Take-over Bid and not withdrawn;

(iii)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares and/or Convertible Securities, as applicable, may be deposited or tendered to such Take-over Bid at any time during the period of time described in Subsection 1.1(qq)(ii)(A) and that any Voting Shares and/or Convertible Securities deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Subsection 1.1(qq)(ii)(B) above is satisfied, the Offeror shall make a public announcement of that fact and the Take-over Bid shall remain open for deposits and tenders of Voting Shares and/or Convertible Securities, as applicable, for not less than ten days from the date of such public announcement;

provided, however, that a Take-over Bid that qualified as a Permitted Bid shall cease to be a Permitted Bid at any time and as soon as such time as when such Take-over Bid ceases to meet the provisions of this definition;

(rr)	~~(rr)~~ “Permitted Bid Acquisition” shall mean an acquisition of Voting Shares and/or Convertible Securities of any class made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ss)	~~(ss)~~ “Person” shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, joint venture, a government and its agencies or instrumentalities and any entity or group whether or not having legal personality;

(tt)	~~(tt)~~ “Privacy Laws” shall have the meaning ascribed thereto in Section 5.19;

(uu)	~~(uu)~~ “Pro Rata Acquisition” shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities pursuant to:

(i)	a Dividend Reinvestment Acquisition;

(ii)	a stock dividend, stock split or other event in respect of securities of TransAlta of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares and/or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(iii)	the acquisition or the exercise by the Person of only those rights to purchase Voting Shares and/or Convertible Securities distributed directly by TransAlta to that Person (and not acquired from any other Person) in the course of a distribution to all holders of securities of TransAlta (other than holders resident in any jurisdiction where the distribution or exercise of such rights is restricted or impractical as a result of applicable law) of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so ~~offered~~distributed than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition or exercise; or

(iv)	a distribution of Voting Shares and/or Convertible Securities made pursuant to a prospectus ~~or~~, by way of a private placement, securities exchange take-over bid or a conversion or exchange of any Convertible Security, provided that the Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(vv)	~~(vv)~~ “Reconfirmation Meeting” shall have the meaning ascribed thereto in Section 5.16;

(ww)	~~(ww)~~ “Record Time” shall have the meaning ascribed thereto in the recitals to this Agreement;

(xx)	“Redemption Price” shall have the meaning ascribed thereto in Section 5.1(b); ~~(yy)~~

(yy)	“Right” shall mean a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

~~(zz)      “Rights Agent” shall mean AST Trust Company (Canada), its successors or~~

~~permitted assigns;~~

~~(aaa)~~

(zz)	“Rights Certificate” shall mean the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(aaa)	~~(bbb)~~ “Rights Holders’ Special Meeting” shall mean a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(bbb)	~~(ccc)~~ “Rights Plan” shall have the meaning ascribed thereto in the recitals to this Agreement;

(ccc)	~~(ddd)~~ “Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in Subsection 2.6(a);

(ddd)	~~(eee)~~ “Securities Act (Ontario)” shall mean the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations thereto;

(eee)	~~(fff)~~ “Separation Time” shall mean, subject to Section 5.1(h), the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)	the date of the commencement of or first public announcement of the intent of any Person (other than TransAlta or any Subsidiary of TransAlta) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in this Clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and provided that if the Board of Directors determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, then the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(fff)	~~(ggg)~~ “Special Meeting” shall mean a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(b);

(ggg)	~~(hhh)~~ “Specified Amount” shall have the meaning ascribed thereto in Subsection 1.1(ii)(ii)(A)(II);

(hhh)	~~(iii)~~ “Specified Number” “shall have the meaning ascribed thereto in Subsection 1.1(ii)(ii)(B)(II);

(iii)	~~(jjj)~~ “Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2(1) of NI 62-104 or Section 13(d) of the U.S. Exchange Act) by TransAlta or an Acquiring Person ~~of facts indicating~~ that ~~Person has become~~ an Acquiring Person has become an Acquiring Person;

(jjj)	~~(kkk)~~ “Subsidiary”: shall mean an Entity which in relation to another Entity:

(i)	is controlled by:

(A)	that other, or

(B)	that other and one or more Entities, each of which is controlled by that other; or

(C)	two or more Entities, each of which is controlled by that other, or

(ii)	is a Subsidiary of an Entity that is that other’s Subsidiary;

(kkk)	~~(lll)~~ “Take-over Bid” shall mean an Offer to Acquire Voting Shares and/or Convertible Securities if, assuming that the Voting Shares and/or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion, exercise or exchange of the Convertible Securities) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(lll)	~~(mmm)”~~“Termination Time” shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1(e);

(mmm)	~~(nnn)~~ “Trading Day”, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(nnn)	~~(ooo)~~ “TransAlta” shall mean TransAlta Corporation, a corporation subject to the Canada Business Corporations Act;

(ooo)	~~(ppp)~~ “U.S.-Canadian Exchange Rate” shall mean, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(ppp)	~~(qqq)~~ “U.S. Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws, rules or regulations thereto;

(qqq)	~~(rrr)~~ “U.S. Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws, rules or regulations thereto;

(rrr)	~~(sss)~~ “Utilities” shall mean TransAlta Utilities Corporation, a corporation subject to the Canada Business Corporations Act;

(sss)	~~(ttt)~~ “Utilities Common Shares” shall mean common shares in the capital of Utilities; ~~(uuu)~~

(ttt)	“Voting Share Reduction” shall mean an acquisition or redemption by TransAlta or a Subsidiary of TransAlta of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

(uuu)	~~(xv)~~ “Voting Shares” shall mean the Common Shares and any other shares in the capital of TransAlta entitled to vote generally in the election of all directors.

1.2            Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3            Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4            Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing only one gender shall include all others.

1.5            References to this Agreement

References to “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article or Section or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.6            Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

where:

A=      the number of votes for the election of all directors generally attaching to      the Voting Shares Beneficially Owned by such Person; and

B =      the number of votes for the election of all directors generally attaching to      all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.7            Acting Jointly or in Concert

For the purposes hereof, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person or any Affiliate thereof, acquires or Offers to Acquire Voting Shares and/or Convertible Securities (other than customary agreements with and between TransAlta and underwriters and/or banking group members and/or selling group members with respect to a distribution of securities ~~or~~pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of the pledgee’s business).

1.8            Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

Article 2
THE RIGHTS

2.1	Legend on Certificates

~~ARTICLE 2 THE RIGHTS~~

(a)	Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in a form substantially to the following effect:

“Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement~~,~~ dated October 13, 1992, as amended or supplemented from time to time (the “Shareholder Rights Plan Agreement”), between TransAlta Corporation (“TransAlta”) and Computershare Trust Company of Canada (as successor to AST Trust Company (Canada)), the terms of which are incorporated herein by reference and a copy of which is available on ~~file~~demand without charge at the principal executive offices of TransAlta. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. TransAlta will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Certificates representing Common Shares that are issued and outstanding at the Record Time, including certificates representing Utilities Common Shares, which as at the Effective Date represent Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

(b)	Any Common Shares issued and registered in Book Entry Form prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share represented thereby and the registration record of such Common Shares shall include the foregoing legend, adapted accordingly as the Rights Agent may reasonably require.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by TransAlta or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) or by Book Entry Form registration for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of TransAlta.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares of TransAlta.

(d)	Promptly following the Separation Time, TransAlta will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that TransAlta determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are determined necessary in consultation with the Rights Agent for the Rights to be maintained in Book Entry Form (the “Book Entry Rights Exercise Procedures”), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive respects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the procedures set out in this Agreement shall be modified only to the extent necessary, as reasonably determined by the Rights Agent, to permit TransAlta to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to the Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as the Rights in certificated form.

(e)	~~(d)~~ In the event that TransAlta determines to issue Rights Certificates, ~~then promptly following the Separation Time,~~ TransAlta will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person or any such other Person which are not held of record by such Acquiring Person or such other Person, the holder of record of such Rights (a “Nominee”)) and, in respect of each Convertible Security converted into Common Shares after the Separation ~~time~~Time and prior to the Expiration Time, promptly after such conversion, TransAlta will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person or any such other Person which are not held of record by such Acquiring Person or such other Person, the Nominee), at such holder’s address as shown by the records of TransAlta (TransAlta hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

~~(x)~~ (i) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as TransAlta may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self- regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

~~(y)~~ (ii) a disclosure statement prepared by TransAlta describing the Rights,

provided that a Nominee shall be sent the materials provided for in (~~x~~i) and (~~y~~ii) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person or any other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1(b). In order for TransAlta to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, TransAlta may require such first Person to furnish such information and documentation as TransAlta deems necessary.

(f)	~~(e)~~ In the event TransAlta determines to issue Rights Certificates, Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent ~~at its principal office in any of the cities of Vancouver, Calgary, Toronto and Montreal or any other office of the Rights Agent designated for that purpose from time to time by TransAlta~~:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment by certified cheque, banker’s draft, money order or wire transfer payable to the order of TransAlta, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or other governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(g)	~~(f)~~ In the event that TransAlta determines to issue Rights Certificates, then upon receipt of a Rights Certificate, together with ~~an~~a completed Election to Exercise ~~appropriately completed~~ and executed in accordance with Subsection 2.2(e)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Subsection 2.2(e)(iii), the Rights Agent (unless otherwise instructed by TransAlta in the event that TransAlta is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (TransAlta hereby irrevocably authorizing its transfer ~~agents~~agent to comply with all such requisitions);

(ii)	when appropriate, and subject to Section 5.5, requisition from TransAlta the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)	after receipt of the certificates referred to in Subsection 2.2(f)(i), deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Subsection 2.2(f)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	remit to TransAlta all payments received on exercise of the Rights.

(h)	~~(g)~~ In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(i)	~~(h)~~ TransAlta covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)	take all such action as may be necessary and within its power to comply with the requirements of the Canada Business Corporations Act, the Securities Act (Ontario), the U.S. Exchange Act, the U.S. Securities Act, and the securities laws or comparable legislation of each of the other provinces and territories of Canada and the states of the United States of America, and any other applicable law, rule or regulation, in connection with the issuance and delivery of Rights, the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)	cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)	pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of TransAlta to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that TransAlta shall not be required to pay any transfer tax or other governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary of TransAlta to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event TransAlta shall at any time after the date of this Agreement:

(i)	declare or pay a dividend on Common Shares payable in Common Shares (or Convertible Securities in respect thereof or other securities of TransAlta) other than pursuant to any optional stock dividend program or Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares (or Convertible Securities in respect thereof or other securities of TransAlta) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

~~(x)~~(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

~~(y)~~ (y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

Adjustments made pursuant to this Section 2.3(a) shall be made successively, whenever an event referred to in this Section 2.3(a) occurs.

If, after the Record Time and prior to the Expiration Time, TransAlta shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Subsection 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and TransAlta and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1.

In the event TransAlta shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)	In the event TransAlta shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, if a Convertible Security in respect of Common Shares, having a conversion, exchange or exercise price per share, including the price required to be paid to purchase such Convertible Security) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Security, including the price required to be paid to purchase such Convertible Security) would purchase at such Market Price per Common Share; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Security so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any stock dividend plan or Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by TransAlta; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)	In the event TransAlta shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, arrangement or amalgamation) of evidences of indebtedness, cash (other than ~~an annual~~a regular periodic cash dividend or a dividend paid in Common Shares, but including any dividend payable in other securities of TransAlta other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Time.

(e)	In the event TransAlta shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or Convertible Security for any such capital stock, in a transaction referred to in Subsections 2.3(a)(i) or 2.3(a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), 2.3(b) and 2.3(c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c) above, shall be made. Subject to the prior consent of the holders of the Voting Shares or the Rights obtained as set forth in Subsection 5.4(b) or 5.4(c), TransAlta and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f)	Each Right originally issued by TransAlta subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, TransAlta may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of TransAlta, if any, issuable upon such exercise over and above the number of Common Shares and other securities of TransAlta, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that TransAlta shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)	Notwithstanding anything contained in this Section 2.3 to the contrary, TransAlta shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors ~~shall determine~~determines to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by TransAlta to holders of its Common Shares, shall not be taxable to such shareholders.

(j)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, TransAlta shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

(i)	file with the Rights Agent and with ~~each~~the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.

2.4	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, or confirmation in Book Entry form is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate or entry shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(e) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of TransAlta are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate or entry shall be dated, the next Business Day on which the Common Share transfer books of TransAlta are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent’s direct registration system, or alternatively, if TransAlta determines to issue ~~Right~~Rights Certificates, by the following procedures:

(a)	The Rights Certificates shall be executed on behalf of TransAlta by its Chair, the President, the Chief Executive Officer, the Chief Financial Officer or any Vice Presidents, together with any other of such Persons or together with any one of the Secretary or the Treasurer. The signature of any of these officers on the Rights Certificates may be manual ~~or~~, facsimile or email scanned copy. Rights Certificates bearing the manual ~~or~~, facsimile or email scanned signatures of individuals who were at any time the proper officers of TransAlta shall bind TransAlta, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)	Promptly after TransAlta learns of the Separation Time, TransAlta will notify the Rights Agent of such Separation Time and will deliver a disclosure statement and Rights Certificates executed by TransAlta to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually ~~or~~, by facsimile or email scanned signature in a manner satisfactory to TransAlta) and send such disclosure statement and Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(~~d~~e) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)	After the Separation Time, TransAlta will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, TransAlta will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for TransAlta and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)	After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(d), TransAlta will execute, and the Rights Agent will manually countersign ~~(manually or by facsimile in a manner satisfactory to TransAlta)~~ and deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or transferees with one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did the direct registration system’s records for the Rights transferred or exchanged.

(c)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of TransAlta, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to TransAlta or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, TransAlta may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, TransAlta shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to TransAlta and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity in amount and form as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to TransAlta or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, TransAlta shall execute and upon TransAlta’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)	As a condition to the issuance of any new Rights Certificate under Section 2.7, TransAlta may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of TransAlta, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

TransAlta, the Rights Agent and any agent of TransAlta or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Voting Share) and the term “certificate”, when used in the context of a certificate representing Voting Shares or a Rights Certificate, shall include any document or written acknowledgment constituting evidence of book-entry ownership of the applicable securities as may be adopted from time to time by TransAlta.

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. TransAlta may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which TransAlta may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, and its ordinary business practices, destroy all cancelled Rights Certificates and deliver a certificate of destruction to TransAlta upon request.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with TransAlta and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, TransAlta, the Rights Agent and any agent of TransAlta or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than TransAlta or the Rights Agent) for all purposes whatsoever, and neither TransAlta nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights is not entitled to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)	that notwithstanding anything in this Agreement to the contrary, neither TransAlta nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; and

(g)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time ~~pursuant to and~~to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11            Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of TransAlta which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of TransAlta or any right to vote at any meeting of shareholders of TransAlta whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares or securities of TransAlta at any meeting thereof, or to give or withhold consent to any action of TransAlta, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of TransAlta except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

Article 3

~~ARTICLE 3~~
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1            Flip-in Event

(a)	Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from TransAlta, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)	Notwithstanding anything in this Agreement to the contrary, but subject to Section 5.1, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Subsection 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set out in the Rights Certificate establishing that such Rights are not void under Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of Subsection 3.1(b) and such Rights shall become null and void.

(c)	From and after the Separation Time, TransAlta shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Canada Business Corporations Act, the Securities Act (Ontario), the U.S. Exchange Act, the U.S. Securities Act, and the securities laws or comparable legislation of each of the other provinces and territories of Canada and each of the states of the United States of America, and any other applicable law, rule or regulation in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Subsections 3.1(b)(i) or 3.1(b)(ii) or transferred to any ~~Nominee~~nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.”

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by TransAlta in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in Subsection 3.1(d) shall have no effect on the provisions of Subsection 3.1(b).

~~ARTICLE 4~~

Article 4
THE RIGHTS AGENT

4.1            General

(a)	TransAlta hereby appoints the Rights Agent to act as agent for TransAlta and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. TransAlta may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event TransAlta appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co- Rights Agents shall be as TransAlta may determine with the approval of the Rights Agent and the Co-Rights Agent. TransAlta also agrees to indemnify the Rights Agent, its officers, directors affiliates and employees for, and to hold such Persons harmless against, any and all loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability. In no event will the Rights Agent be liable for special, indirect, consequential, exemplary or punitive losses or damages of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the possibility of such damages. Notwithstanding any other provision of this Agreement, such right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of TransAlta, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it in good faith to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. The Rights Agent need not investigate any fact or matter stated in any such document, but it may, in its reasonable discretion, make such further inquiry or investigation into such facts or matters as it may see fit.

(c)	TransAlta shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of TransAlta; provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(d)	TransAlta agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder or otherwise agreed to with TransAlta in writing and, from time to time, on demand of the Rights Agent, its reasonable expenses (including counsel fees and disbursements of legal counsel, to the extent they are reasonable) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

(e)	None of the provisions of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability, to the extent such repayment or indemnity is required under this Agreement, is not assured to it.

4.2            Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)	Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3            Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which TransAlta and the holders of certificates for Common Shares and holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	The Rights Agent, at the expense of TransAlta, may consult with and retain legal counsel (who may be legal counsel for TransAlta) and such other experts as it shall reasonably consider necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)	Whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by TransAlta prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chair, the President, the Chief Executive Officer, the Chief Financial Officer, a Vice President or the Secretary of TransAlta and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	The Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d)	The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by TransAlta only;

(e)	The Rights Agent will not ~~be under~~have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by TransAlta of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)	TransAlta agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	The Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chair, the President, the Chief Executive Officer, the Chief Financial Officer, a Vice President or the Secretary of TransAlta, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)	The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of TransAlta or become pecuniarily interested in any transaction in which TransAlta may be interested, or contract with or lend money to TransAlta or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for TransAlta or Utilities or for any other legal entity; and

(i)	The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to TransAlta resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4            Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to TransAlta) in writing mailed to TransAlta and to each transfer agent of Common Shares by registered or certified mail~~, and to the holders of the Rights in accordance with Section 5.9~~. TransAlta may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail~~, and to the holders of the Rights in accordance with Section 5.9~~. If the Rights Agent should resign or be removed or otherwise become incapable of acting, TransAlta will appoint a successor to the Rights Agent. If TransAlta fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent ~~or~~, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by TransAlta), ~~then the holder of any Rights or the predecessor Rights Agent~~ may apply to any court of competent jurisdiction for the appointment of a new Rights Agent, at TransAlta’s expense. Any successor Rights Agent, whether appointed by TransAlta or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, TransAlta will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5            Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act under this Agreement if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any sanctions, legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any sanctions, legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to TransAlta, provided: (a) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance to the extent permitted under any sanctions, legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline; and (b) that if such circumstances are rectified to the Rights Agent’s reasonable satisfaction within such 10-day period, then such resignation shall not be effective.

Article 5~~ARTICLE 5~~
MISCELLANEOUS

5.1            Redemption and Waiver

(a)	The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

(b)	Subject to the prior consent of the holders of the Voting Shares or the Rights ~~obtained~~ as set forth in Subsections 5.4(b) or 5.4(c), as applicable, the Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(c)	Where a Person acquires pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(a) outstanding Voting Shares, other than Voting Shares Beneficially Owned at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition under Subsection 5.1(a) by such Person, then the Board of Directors shall immediately upon the consummation of such acquisition without further formality and without any approval under Subsections 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(d)	Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price and reissue Rights under this Agreement to holders of record of Common Shares immediately following the time of such redemption.

(e)	If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or 5.1(d), to redeem the Rights and, in circumstances in which Subsection 5.1(b) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsections 5.4(b) or 5.4(c), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)	Within 10 Business Days after the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if Subsection 5.1(b) is applicable, within 10 Business Days after the holders of Voting Shares or the holders of Rights have approved the redemption of Rights in accordance with Subsections 5.4(b) or 5.4(c), as the case may be, TransAlta shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at such holder’s last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)	Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to the outstanding Common Shares subject to and in accordance with the provisions of this Agreement.

(h)	The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(i)	Subject to the prior consent of the holders of the Voting Shares obtained as set forth in Subsection 5.4(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(h), waive the application of Section 3.1 to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

(j)	TransAlta shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2            Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsections 4.1(a) and 4.1(b).

5.3            Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, TransAlta may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4            Supplements and Amendments

(a)	TransAlta may make amendments or supplements to this Agreement to correct any clerical or typographical error or, subject to Subsection 5.4(e), which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no ~~such~~supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)	Subject to Subsection 5.4(a), TransAlta may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of TransAlta. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented in person or by proxy at and entitled to be voted at the Special Meeting.

(c)	Subject to Subsection 5.4(a), TransAlta may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent of the holders of Rights shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting, which Rights Holders’ Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of TransAlta applicable to meetings of holders of Voting Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at and entitled to be voted at the Rights Holders’ Special Meeting.

(d)	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in TransAlta’s by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of TransAlta.

(e)	Any amendments made by TransAlta to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

(i)	if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of TransAlta and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

(f)	TransAlta shall give notice in writing to the Rights Agent of any amendment or supplement to this Agreement pursuant to Section 5.4 within five Business Days of the date of any such amendment or supplement, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement or amendment.

5.5            Fractional Rights and Fractional Shares

(a)	TransAlta shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, TransAlta shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)	TransAlta shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, TransAlta shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

(c)	The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Subsections 5.5(a) or 5.5(b), respectively, unless and until TransAlta shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6            Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against TransAlta to enforce such holder’s right to exercise such holder’s Rights or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the ~~holder~~holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7            Regulatory Approvals

Any obligation of TransAlta or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange or any other stock exchange, ~~such~~ as to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(e).

5.8            Declaration as to Non-Canadian or Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by TransAlta with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall TransAlta or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9            Notices

(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on TransAlta shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

TransAlta Corporation
110 - 12th Avenue S.W.
Calgary, Alberta T2P 2M1

Attention: Corporate Secretary

Tel.: 403.267.2014
Fax: 403.267.2559

(b)	Notices or demands authorized or required by this Agreement to be given or made by TransAlta or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with TransAlta), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

~~AST~~Computershare Trust Company ~~(~~of Canada~~) 1 Toronto Street~~

~~Suite 12~~
800 ~~Toronto~~, ~~Ontario M5C 2V6~~324 – 8th Avenue S.W.
Calgary, AB T2P 2Z2

Attention: ~~Vice President, Relationship Management~~General Manager

Fax: ~~1.877.71~~(403) 267 - 65~~.04~~29~~4~~

(c)	Notices or demands authorized or required by this Agreement to be given or made by TransAlta or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of TransAlta for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)	Any notice given or made in accordance with Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of TransAlta and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when TransAlta or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, TransAlta or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and if and for so long as TransAlta has a transfer agent in the United States, in a daily publication in the United States designated by TransAlta, or in such other publication or publications as may be designated by TransAlta and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

A requirement under this Agreement that a notice, document or other information be given or made in writing may be satisfied by TransAlta or the Rights Agent by providing an electronic notice, document or other information in accordance with the Canada Business Corporations Act, the Electronic Commerce Act (Ontario) and other applicable laws. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the notice, document or information is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic notice, document or information or, if such notice is sent electronically, when it enters the information system designated by the addressee.

5.10            Costs of Enforcement

TransAlta agrees that if TransAlta fails to fulfil any of its obligations pursuant to this Agreement, then TransAlta will reimburse the holder of any Rights for the reasonable costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11            Successors

All the covenants and provisions of this Agreement by or for the benefit of TransAlta or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12            Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than TransAlta, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of TransAlta, the Rights Agent and the holders of the Rights.

5.13            Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14            Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15            Effective Date

Upon being confirmed and approved by the common shareholders of TransAlta at its 20~~19~~22 annual and special meeting of shareholders, this Agreement shall be effective and in full force and effect in accordance with its terms from and after the Effective Date and amends, restates and replaces in its entirety the Original Agreement.

5.16            Reconfirmation and Approval

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such resolution at the annual meeting of TransAlta to be held in 202~~2~~5 and at every third annual meeting of TransAlta thereafter (each such annual meeting being a “Reconfirmation Meeting”). If the Agreement is not so reconfirmed or is not presented for reconfirmation at any such Reconfirmation Meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of the applicable Reconfirmation Meeting; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a), 5.1(h) or 5.1(i) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17            Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done ~~or~~, made or approved by the Board of Directors in good faith for the purposes hereof shall not subject the Board of Directors or any director of TransAlta to any liability to the holders of the Rights ~~Certificates~~.

5.18            Fiduciary Duties of the Directors

For clarification it is understood that nothing contained in this Agreement shall be considered to affect the obligations of the Board of Directors to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defense or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

5.19            Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. TransAlta will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially- reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.20            Language

Les parties aux presentes ont exige que la presente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en decouleront soient rediges en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.21            Time of the Essence

Time shall be of the essence in this Agreement.

5.22            Execution in Counterparts

This Agreement may be executed and delivered, including by electronic means, in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed this 2~~6~~8th day of April, 20~~19~~22, with effect as of April 2~~6~~8, 20~~19~~22.

~~TRANSALTA CORPORATION~~

~~by~~	~~(signed) Kerry O’Reilly~~
	~~Name:~~ 	~~Kerry O’Reilly~~
	~~Title:~~	~~Chief Legal & Compliance Officer~~

~~(signed) Scott Jeffers~~
	~~Name:~~	~~Scott Jeffers~~
	~~Title:~~	~~Corporate Secretary~~

~~AST TRUST COMPANY (CANADA)~~

~~by~~	~~(signed) Kirsten Dillon~~
	~~Name:~~ 	~~Kirsten Dillon~~
	~~Title:~~	~~Relationship Manager~~

~~(signed) Nazim Nathoo~~
	~~Name:~~	~~Nazim Nathoo~~
	~~Title~~	~~:Director, Relationship Management, Client Services~~

TRANSALTA CORPORATION

By:
Name:
Title:
By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:

Title:
By:
Name:
Title:

ATTACHMENT 1

TRANSALTA CORPORATION

~~Certificate No.~~

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ______________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of October 13, 1992, as amended and restated (the “Shareholder Rights Plan Agreement”), between TransAlta Corporation, a corporation duly incorporated under the Canada Business Corporations Act (“TransAlta”) and ~~AST~~Computershare Trust Company ~~(~~of Canada~~)~~, a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement); to purchase from TransAlta at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of TransAlta (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Vancouver, Calgary, Toronto and Montreal. The Exercise Price shall initially be $100.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

In certain circumstances described in the Shareholder Rights Plan Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, TransAlta and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are ~~on file~~available at the registered office of TransAlta.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Plan Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Plan Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of TransAlta or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of TransAlta and its corporate seal.

Date:

~~TRANSALTA CORPORATION~~

~~By:~~	~~By:~~

~~(President)~~ 	 ~~(Secretary)~~

TRANSALTA CORPORATION
By:		By:
	(President)		(Secretary)

Countersigned:

~~AST TRUST COMPANY (CANADA)~~

~~By:~~

~~Authorized Signature~~

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED _________________________ hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint_____

__________________________________, as attorney, to transfer the within Rights on the books of TransAlta, with full power of substitution.

~~Dated:~~

~~Signature~~

~~Signature Guaranteed:~~ 	~~(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)~~

Dated:

Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a major Schedule I Canadian chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion guarantee program.

CERTIFICATE

(To be completed if true)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:

The undersigned hereby irrevocably elects to exercise __________________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:

~~Signature~~

~~Signature Guaranteed:~~	~~(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)~~

Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a major Schedule I Canadian chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion guarantee program.

CERTIFICATE

(To be completed if true)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, TransAlta will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person for purposes of Section 3.1(b) of the Shareholder Plan Agreement. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meanings ascribed thereto in the Shareholder Plan Agreement.